Exhibit H.5 Form of Notice

     Notice is hereby given that the following filings has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/ are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/ or declaration(s) should submit their views in
writing by   , 2003, to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the
matter. After        , 2003, the application(s) and/or declaration(s),
as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al. (70-9343)

     Northeast Utilities ("NU"), 174 Brush Hill Avenue, West Springfield, Massachusetts 01090-0010, a registered holding company and NU's wholly-owned nonutility subsidiary, NU Enterprises, Inc. ("NUEI"), located at 107 Selden Street, Berlin, Connecticut 06037, (collectively, the "Applicants") have filed a post effective amendment to their application-declaration under section 12(b) and rules 45 and 54 under the Act.

     By order dated November 12, 1998 (HCAR No. 26939) ("Prior Order"), the Commission authorized NU and NUEI to, among other things, issue guarantees or provide similar forms of credit support or enhancements (collectively, "Guarantees") to, or for the benefit of NUEI, NUEI's nonutility subsidiaries, or NU's other to-be-formed direct or indirect energy-related companies, as defined in rule 58 of the Act. The Commission, through subsequent orders in this file, authorized an increase in this Guarantee authority to $500 million and the extension of the date through which Guarantees may be provided through September 30, 2003 (the "Guarantee Period"), under the terms and conditions of the Prior Order.

     On January 25, 2002, NU filed an application/declaration in File No. 70-10045, seeking certain relief from the financial restraints of Rule 58 (the "Rule 58 Filing"). As part of that application, NU sought an order from the Commission authorizing NU and NUEI to issue Guarantees to or for the benefit of NUEI, the Nonutility Subsidiaries and NU's other to-be-formed direct or indirect energy-related companies, through September 30, 2005, which order would supersede and replace the authorization granted in the Prior Orders.

     The Commission has not yet acted on the Rule 58 Filing and the current Guarantee Period expires September 30, 2003. Pending action of the Commission on the Rule 58 Filing, Applicants now request in this filing to maintain the Guarantee authority at $500 million and to extend the date through which the Guarantees may be provided for an interim period through June 30, 2004, under the terms and conditions of the Prior Order.